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Exhibit 99.1

Press Release

Your Contact: Birgit Gronkowski Aventis Communications Europe Tel.: +33 (0)1 55 71 63 68 Birgit.Gronkowski@aventis.com

Aventis And Teva Announce That COPAXONE® Pre-Filled Syringe Is Now Available Also In Europe

Combined with COPAXONE® sustained effect, the pre-filled syringe form significantly improves quality of life for patients with Multiple Sclerosis

        Strasbourg, France—June 17, 2004—Aventis and Teva Pharmaceutical Industries Ltd. today announced that the Multiple Sclerosis (MS) treatment COPAXONE® (glatiramer acetate injection) is now available also in Europe in a pre-filled, ready-to-use syringe (PFS). For physicians, nurses and pharmacists, compliance and adherence to treatment are among the most important factors in any therapy. With COPAXONE® PFS injection will be faster and more convenient. No mixing or preparation is required, and, fewer supplies are needed, ensuring increased accuracy, better compliance, and reduced risk of contamination.

        COPAXONE® PFS contains the same active ingredient and dose as the lyophilized form of COPAXONE®, but in a more convenient and easier-to-use injection form. "COPAXONE® has demonstrated sustained effect on both reducing relapse rate and preserving physical function. COPAXONE® PFS provides the same efficacy as the original presentation. The new form makes it easier for patients with MS to focus more on their lives and less on their therapy," said Laszlo Szapary, Senior Vice President of Aventis.

        "The new pre-filled syringe is about meeting patients' needs for a treatment that is convenient, consistent and complete," said Israel Makov, President and CEO of Teva. "The COPAXONE® PFS offers important and improved benefits for patients who already use our product, and will increase COPAXONE®'s appeal to additional MS patients throughout Europe. This is another step towards making COPAXONE® the drug of choice for MS patients in the European market."

        COPAXONE® PFS was approved through the Mutual Recognition Procedure on January 13th 2004. The first country to launch COPAXONE® PFS will be Germany and the rest of

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the European Union will follow shortly. COPAXONE® PFS will replace the existing form according to the specific needs of each country. To date, COPAXONE® PFS has been successfully launched in US, Canada, and Israel where virtually all patients have switched from the lyophilized to the PFS presentation. These patients are now able to enjoy the benefits of comfort and convenience together with COPAXONE®'s efficacy.

        COPAXONE® PFS may be stored at room temperature for up to 7 days and will be used with a new simple-to-use autoject2® device. The combination of the new pre-filled syringe and autoject 2® simplifies the injection process for patients and makes administration more manageable.

        COPAXONE® is the one of the fastest growing MS therapies worldwide. More than 80,000 patients globally have been administering COPAXONE®treatment. In the United States, COPAXONE® has a market share of 29 percent of total prescriptions (IMS April 2004), and is growing faster than the rate of the MS market.

        COPAXONE® is now approved in 42 countries worldwide, including the U.S., Canada, Australia, Israel, and all the European countries. In Europe, COPAXONE® is marketed by Aventis Pharma and Teva Pharmaceutical Industries Ltd. In North America, COPAXONE® is marketed by Teva Neuroscience Inc.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

About Teva

        Teva Pharmaceutical Industries Ltd., (NASDAQ: TEVA) headquartered in Israel, is among the top 25 pharmaceutical companies in the world. The company develops, manufactures, and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system. For more information, please visit: www.tevapharm.com

For Teva

        Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, including its recent acquisition of Sicor Inc., the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

For Aventis

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Authorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Authorité des marchés financiers before its release.

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  Exhibit 99.1